UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For November 12, 2025 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒ OPERATIONAL UPDATE for the three months ended 30 September 2025 (“Q1FY26”) vs 30 September 2024 ("Q1FY25") HARMONY DELIVERS SOLID QUARTER WITH PHENOMENAL CASH FLOWS, CONTINUED OPERATIONAL EXCELLENCE SUPPORTED BY GOLD PRICE TAILWIND Johannesburg, South Africa. Wednesday, 12 November 2025. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report its operational update for the three months ended 30 September 2025. Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 ("Harmony" or "the Company") Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 1 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER OVERVIEW Harmony delivered a solid operational performance in Q1FY26, driven by an improvement in safety, consistent operational excellence, higher recovered grades at Hidden Valley and a higher gold price received. We are encouraged to report a loss-of-life-free quarter – affirming that safe mines are profitable mines. As we continue Mining with Purpose, Harmony is on track to meet its FY26 production, cost and grade guidance. While gold remains our core focus, our copper expansion is a strategic move to enhance portfolio resilience, margin quality and long-term sustainability. On 24 October 2025, we completed the acquisition of MAC Copper, owner of the high-grade CSA mine in Cobar, Australia. We are delighted to welcome the CSA mine employees to Harmony. The completion of this landmark acquisition marks a significant milestone in our strategy to grow into a global gold and copper producer. Copper is essential to the global shift toward renewable energy infrastructure. Harmony’s growing copper portfolio reinforces our strategic role in enabling the energy transition, while positioning us to benefit from long-term structural demand. Whether investing in our own growth projects or pursuing value-accretive mergers and acquisitions, all opportunities are assessed through a disciplined lens that weighs potential returns against associated risks. Ultimately, every project competes for capital, and we will continue to allocate resources to those initiatives that deliver the greatest value for our stakeholders. Safety The health and safety of our people remain our top priority. Our long-term improvement in our safety performance reflects the success of our proactive programmes and robust safety infrastructure. As operators of some of the world’s deepest mines, we know this demands excellence at all times. We remain committed to zero harm through a culture of accountability and continuous improvement. In Q1FY26, our lost-time injury frequency rate improved to 4.29 from 5.57 in Q1FY25 – a positive trend, but the elimination of injuries and zero harm remains the goal. We continue embedding a safety-first mindset across all operations, ensuring every workplace is safe, compliant, and empowering. Other notable achievements this reporting period include: • South African operations achieved 3 million loss-of-life free shifts for the period under review • Five of our underground mines achieved millionaire status during the quarter, with Masimong recording over four million loss-of-life free shifts • Hidden Valley has operated for over 10 years without a loss of life. Revenue and average gold price received Gold revenue for the quarter rose 20% to R21 689 million (US$1 230 million) from R18 125 million (US$1 009 million) in Q1FY25, driven primarily by a 34% increase in the average gold price to R1 818 510/kg (US$3 209/oz) from R1 360 974/kg (US$2 356/oz). While the gold price remains outside our control, we continue to focus on factors within our influence: improving safety, maintaining disciplined mining practices, allocating capital effectively and sustaining rigorous cost management. • Progress on our Thibakotsi safety strategy resulted in a loss-of-life free quarter • Lost time injury frequency rate (LTIFR) at 4.29, and below 5.00 for second consecutive quarter • Immediate copper production added after successful acquisition of MAC Copper, owner of high-grade CSA copper mine, on 24 October 2025 • As planned, group gold production decreased by 8% to 12 128kg (389 923oz) from 13 131kg (422 172oz) and remains on track to meet full-year guidance • In line with plan, underground recovered grades decreased by 6% to 5.91g/t from 6.32g/t – above guidance, mainly due to steady high recovered grades of 10.54g/t at Mponeng • Hidden Valley generated R1.7 billion (US$94 million) in adjusted free cash flow1 as recovered grades increased significantly to 1.63g/t from 1.24g/t • As planned, 15% increase in group all-in sustaining costs (AISC) to R1 107 486/kg (US$1 954/oz) from R963 310/kg (US$1 667/oz) and below lower end of FY26 guidance range2 • 34% increase in average gold price received to R1 818 510/kg (US$3 209/oz) from R1 360 974/kg (US$2 356/oz) providing excellent tailwind • 20% increase in gold revenue to R21.7 billion (US$1.2 billion) from R18.1 billion (US$1.0 billion) • Strong, flexible balance sheet with net cash position increasing to R17.1 billion (US$989 million) and liquidity of R26.6 billion (US$1.5 billion) in cash and undrawn facilities at the end of the first quarter • 10 megalitre per day feed capacity reverse osmosis water treatment plant at Tau Tona was commissioned in July 2025 1 Adjusted free cash flow = revenue – cash operating cost – capital expenditure +- impact of run-of-mine as per operating results 2 For Q1FY26 royalties accounted for R60 000/kg (US$106/oz) or 5% of AIS. In Q1FY25, it was R37 400/kg (US$65/oz) or 4% Unless otherwise indicated, all currency conversions for this reporting period are at the average exchange rate of R17.63/US$1 (Q1FY25: R17.97/US$1) Please note that financial information has not been reviewed or audited by the Company's external auditors. Any pro-forma financial information is the responsibility of the Board of Directors and is presented for illustration purposes only, and because of its nature, it may not fairly present the Company’s financial position SALIENT FEATURES (Q1FY26 vs Q1FY25) MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 2 Production We remain on track to meet full-year production guidance. In line with plan, group production for Q1FY26 declined 8% to 12 128kg (389 923oz) compared to 13 131kg (422 172oz) in Q1FY25. Doornkop's production declined year-on-year as a result of shaft water-handling constraints, which have now been resolved. Production at Moab Khotsong declined by 20% year-on-year due to challenging ground conditions and fluctuating face grades as we mine out the middle mine, as planned. Compared to Q4FY25, production increased quarter-on-quarter by 6%, driven by an 8% rise in total tonnes milled and improved operational momentum across the portfolio. Recovered grades While underground recovered grades decreased by 6% to 5.91g/t from 6.32g/t in the comparable reporting period, this is in line with plan and we remain ahead of the guided 5.80g/t for FY26. Recovered grades at Mponeng remained steady at 10.54g/t compared to 10.70g/t in Q1FY25. Hidden Valley continues to deliver exceptional results with recovered grades increasing by 31% to 1.63g/t from 1.24g/t in Q1FY25. Balance sheet and hedging Our balance sheet remains strong, with net cash increasing by 53% in the first quarter to R17.1 billion (US$989 million) from R11.1 billion (US$628 million) as at 30 June 2025. Liquidity also improved, with cash and available undrawn facilities rising 27% to R26.6 billion (US$1.5 billion) since 30 June 2025. This performance reflects robust operating free cash flow, margin improvements across all operations, and the benefit of a high rand gold price, reinforcing our financial flexibility to support growth and resilience. The acquisition of MAC Copper has been successfully funded through a combination of cash, existing credit facilities and a US$1.25 billion bridge loan. We have drawn down only 70%, or US$875 million from the bridge facility, and elected to fund the balance of the acquisition price and related costs from cash balances. Following the completion of the transaction, our net debt to EBITDA ratio remains comfortably below our internal threshold of 1.0x, underscoring our disciplined approach to capital management and balance sheet strength. The structure of debt instruments used to fund our major projects is under review and will enable Harmony to optimise its balance sheet while matching its funding profile to its cash flow generation. We will provide further guidance at our H1FY26 results update. We remain well positioned to advance our life-of-mine extension projects in South Africa and at Hidden Valley, while integrating the CSA mine into the Harmony portfolio. In parallel, we continue to advance Eva Copper and remain fully committed to permitting Wafi-Golpu – our transformational copper-gold growth projects. Our confidence in future cash flows, combined with a disciplined and balanced approach to capital allocation, places us in a strong position to deliver shareholder returns while pursuing long-term growth. The record gold prices have provided an excellent opportunity to replace maturing hedges with new ones as they expire, locking in excellent margins in-line with our hedging policy. During the quarter, the gold hedge book was maintained at between 10% and 30% of production over a rolling 36-month period. The average floor and ceiling price on our rand gold zero cost collar book of 484 000oz stood at R1 820 000/kg and R2 062 000/kg respectively. The longer dated maturities reflect higher protection levels being locked in off the recently higher spot gold price. Costs Costs remain well controlled, with increases aligned to plan and below mining inflation, reflecting disciplined cost management. Total cash operating costs, net of by-product credits, increased by 6% to R11 260 million (US$639 million) from R10 673 million, mainly due to higher royalties, increased contractor costs and annual electricity inflation. Royalty payments in South Africa are calculated on a sliding scale based on both revenue and profitability. During Q1FY26, these royalties increased to R716 million (US$41 million), representing 6% of total cash operating costs, compared to R496 million (US$28 million), or 4% of total cash operating costs in the comparable reporting period. Cash operating cost per kilogram increased 14% year-on-year to R928 439/kg (US$1 638/oz) from R812 811/kg (US$1 407/oz), mainly due to lower planned production alongside the above-mentioned increases. Year-on-year, AISC rose 15% to R1 107 486/kg (US$1 954/oz) from R963 310/kg (US$1 667/oz) in Q1FY25. This is in line with guidance and reflects the increase in sustaining capital as previously guided. Sequentially, AISC increased by only 3% compared to Q4FY25, supported by higher tonnes milled and improved production. Hidden Valley delivered a standout performance, reducing its AISC by 16% to R773 566/kg (US$1 365/oz). The improved recovered grades and enhanced operational efficiency were key drivers of the performance alongside higher silver prices and resultant increase in by-product credits. All-in costs (AIC) increased by 19% to R1 218 721/kg (US$2 150/oz) from R1 026 004/kg (US$1 776/oz) in Q1FY25 due to the investment in our major projects. Capital expenditure and projects Group capital expenditure rose 31% to R2 873 million (US$163 million) from R2 191 million, reflecting investment in high-return, long-life projects and ongoing development capital across our underground mines to maintain flexibility. The increase was primarily due to the life-of-mine extensions at Mponeng, Moab Khotsong and Hidden Valley, as well as the 100MW solar project at Moab Khotsong to reduce long-term energy costs, derisk energy supply and lower our carbon footprint. Construction of the 100MW solar plant remains on track for completion by the end of calendar year 2026, moving us closer to our net carbon-zero target by 2045. A 10 megalitre per day feed capacity reverse osmosis water treatment plant at Tau Tona was commissioned in July 2025, contributing to our 2034 water ambition target. While contractor and trackless mobile machinery challenges have delayed progress at Mponeng and Moab Khotsong, these timelines are incorporated into our life-of-mine plans. Studies have also commenced at Tshepong North to determine the feasibility of extending mine life by approximately six years. Our disciplined capital deployment strategy focuses on projects that deliver solid returns and sustainable long-term value, positioning Harmony to fund growth initiatives such as Eva Copper while maintaining financial strength.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

MAC Copper acquisition

CSA is a long-life, mechanised underground copper mine located in a Tier-1 mining jurisdiction. This asset will meaningfully enhance our business and support our long-term growth.

Harmony's FY27 planning parameters will be integrated into the CSA life-of-mine planning process, ensuring alignment with the disciplined and consistent approach applied across our broader portfolio.

OPERATIONAL EXCELLENCE

Our operations are grouped into four distinct quadrants, each with its own plan, risk profile and strategy. This ensures we deliver as guided, and extract the absolute best from our assets. Our overall operational performance this quarter was supported by continued exceptional performances at Mponeng and Hidden Valley.

South African underground high-grade operations

Adjusted free cash flows from Mponeng and Moab Khotsong increased by 3% to R2 819 million (US$160 million) from R2 729 million (US$152 million) in Q1FY25. The performance was underpinned by another strong operational performance from Mponeng where adjusted free cash flows increased by 23% to R2 257 million (US$128 million) from R1 842 million (US$103 million) in the comparable quarter. Production declined by 14% to 4 211kg mainly as a result of lower recovered grades at Moab Khotsong which declined by 18% to 7.25g/t from 8.84g/t year on year. Mponeng's recovered grades remained high and steady at 10.54g/t.

South African underground high-grade	Unit	Q1FY26	Q4FY25	Q-on-q (%)	Q1FY25	Y-on-y (%)
Production	kg	4 211	4 378	(4)	4 872	(14)
Recovered grade	g/t	9.08	10.04	(10)	9.90	(8)
Cash operating costs	R/kg	874 975	759 048	(15)	683 506	(28)
All-in sustaining costs	R/kg	969 958	904 422	(7)	779 718	(24)
All-in costs	R/kg	1 157 119	1 135 011	(2)	855 746	(35)
Adjusted free cash flow	Rm	2 819	2 832	—	2 729	3
Adjusted free cash flow margins	%	37	37	—	40	(8)
Sustaining capital	Rm	299	424	29	351	15
Major capital	Rm	763	979	22	361	>(100)

International (Hidden Valley)

Adjusted free cash flows at Hidden Valley increased by 115% to R1 661 million (US$94 million) from R771 million in Q1FY25. Adjusted free cash flow margins remained exceptional, increasing to 59% from 46% in the comparable reporting period. Year on year, production increased by 25% to 1 499kg and recovered grade increased by 31% to 1.63g/t.

International	Unit	Q1FY26	Q4FY25	Q-on-q (%)	Q1FY25	Y-on-y (%)
Gold production	kg	1 499	1 307	15	1 204	25
Recovered grade	g/t	1.63	1.42	15	1.24	31
Cash operating costs	R/kg	218 174	454 452	52	455 679	52
All-in sustaining costs	R/kg	773 566	850 211	9	918 309	16
All-in costs	R/kg	865 455	956 327	10	957 402	10
Adjusted free cash flow	Rm	1 661	1 067	56	771	>100
Adjusted free cash flow margins	%	59	47	26	46	28
Sustaining capital	Rm	519	343	(51)	342	(52)
Major capital	Rm	112	105	(7)	34	>(100)

South African surface source operations

Mine Waste Solutions, Savuka Tailings, Central Plant Reclamation, Phoenix, Kalgold and rock dumps continue to generate excellent adjusted free cash flows at excellent margins. Adjusted free cash flows at Mine Waste Solutions and Kalgold both increased by over 100% compared to Q1FY25.

South African surface operations	Unit	Q1FY26	Q4FY25	Q-on-q (%)	Q1FY25	Y-on-y (%)
Production	kg	1 952	1 835	6	2 168	(10)
Recovered grade	g/t	0.17	0.18	(6)	0.20	(15)
Cash operating costs	R/kg	871 865	839 614	(4)	720 999	(21)
All-in sustaining costs	R/kg	1 002 522	946 174	(6)	783 340	(28)
All-in costs	R/kg	1 115 730	1 127 602	1	906 254	(23)
Adjusted free cash flow	Rm	1 416	1 220	16	806	76
Adjusted free cash flow margins	%	40	37	8	29	38
Sustaining capital	Rm	213	141	(51)	87	>(100)
Major capital	Rm	214	327	35	266	20

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 3

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

South African underground optimised operations

Our South African optimised portfolio (Tshepong North, Tshepong South, Doornkop, Kusasalethu, Joel, Target 1 and Masimong) contributed 37% towards group production and remains highly levered to the gold price. Adjusted free cash flows increased by 68% to R1 471 million (US$83 million) from R874 million (US$49 million) in the comparable reporting period while adjusted free cash flow margins increased to 19% from 13% in Q1FY25. Production, grade and costs all improved quarter on quarter.

South African underground optimised	Unit	Q1FY26	Q4FY25	Q-on-q (%)	Q1FY25	Y-on-y (%)
Production	kg	4 466	3 916	14	4 887	(9)
Recovered grade	g/t	4.44	4.40	1	4.65	(5)
Cash operating costs	R/kg	1 241 967	1 275 977	3	1 070 436	(16)
All-in sustaining costs	R/kg	1 410 613	1 585 135	11	1 235 143	(14)
All-in costs	R/kg	1 451 317	1 639 442	11	1 261 056	(15)
Adjusted free cash flow	Rm	1 471	661	>100	874	68
Adjusted free cash flow margins	%	19	10	90	13	46
Sustaining capital	Rm	598	864	31	637	6
Major capital	Rm	156	189	17	113	(38)

INTERNATIONAL PROJECTS

Eva Copper

The Eva Copper Project (Eva Copper or the Project) in northwest Queensland continues to progress well. Preliminary site works are underway, supported by a conditional grant from the Queensland Government. The feasibility study update is largely complete, with front-end engineering and design advancing. We are engaging with the Queensland Government to secure a power solution aligned with both the Project's needs and the state's long-term energy roadmap.

Eva Copper's designation as a Prescribed Project supports our application to amend its Environmental Authority. Upon completion of the feasibility update, expected before the end of the 2025 calendar year, Harmony's Board will consider a Final Investment Decision.

Current declared Mineral Resources stand at 366Mt @ 0.4% Cu (1.47Mt copper) and 196Mt @ 0.07g/t Au (440 000oz gold), reinforcing Eva Copper's scale and strategic importance.

Wafi-Golpu

Discussions between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government to secure the special mining lease are continuing.

ANNUAL PRODUCTION, COST AND GRADE GUIDANCE

While we are only one quarter into FY26, we are confident of achieving our annual guidance of:

- 1 400 000 to 1 500 000oz in total production
- AISC of between R1 150 000/kg to R1 220 000/kg
- underground grade of above 5.80g/t

Updated production guidance, including forecasts for CSA mine and its contribution, will be provided with the release of the interim results scheduled for late February or early March 2026.

CONCLUSION

An improving safety culture, balanced capital allocation, operational flexibility and stringent cost controls remain the foundation of our commitment to long-term value creation for shareholders and stakeholders.

Our strategy remains gold-first, with copper as a complementary metal. We continue to unlock value through reserve conversion and disciplined, value-accretive mergers and acquisitions. Harmony's 136Moz Mineral Resource and 37Moz Mineral Reserve base support a stable gold production profile of 1.4Moz to 1.5Moz annually for over 20 years. Reserve conversion opportunities, especially at current gold prices, offer further upside. The integration of CSA mine and advancement of Eva Copper will strengthen medium-term resilience – timeously mitigating the Moab Khotsong ore gap.

Pending the approval of Eva Copper, copper production of approximately 100 000 tonnes per year is expected within three to five years, enhancing margins and diversifying cash flow.

We remain focused on delivering consistent, long-term returns while building a resilient and future-ready portfolio.

Thank you.

Beyers Nel
Chief executive officer

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 4

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

COMPARATIVE OPERATIONAL METRICS FOR Q1FY26 VS Q4FY25 AND Q1FY25

	Unit	Q1FY26	Q4FY25	Q-on-q (%)	Q1FY25	Y-on-y (%)
Average gold price received	R/kg	1 818 510	1 762 739	3	1 360 974	34
	$/oz	3 209	2 999	7	2 356	36
Underground yield	g/t	5.91	6.25	(5)	6.32	(6)
Gold produced total	kg	12 128	11 436	6	13 131	(8)
	oz	389 923	367 675	6	422 172	(8)
South African underground optimised[1]	kg	4 466	3 916	14	4 887	(9)
	oz	143 585	125 902	14	157 121	(9)
South African underground high grade[2]	kg	4 211	4 378	(4)	4 872	(14)
	oz	135 386	140 755	(4)	156 639	(14)
South African surface[3]	kg	1 952	1 835	6	2 168	(10)
	oz	62 758	58 997	6	69 703	(10)
International (Hidden Valley)	kg	1 499	1 307	15	1 204	25
	oz	48 194	42 021	15	38 709	25
Total cash costs	R/kg	928 439	914 174	(2)	812 811	(14)
	$/oz	1 638	1 555	(5)	1 407	(16)
Group AISC	R/kg	1 107 486	1 136 531	3	963 310	(15)
	US$/oz	1 954	1 934	(1)	1 667	(17)
Group AIC	R/kg	1 218 721	1 286 597	5	1 026 004	(19)
	US$/oz	2 150	2 189	2	1 776	(21)
Average exchange rate	R/US$	17.63	18.28	(4)	17.97	(2)

[1] *Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu*
[2] *Mponeng and Moab Khotsong*
[3] *Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold*

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 5

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

HEDGE POSITION AS AT 30 SEPTEMBER 2025

		FY2026		FY2027		FY2028		FY2029	
		H1	H2	H1	H2	H1	H2	H1	Total
Rand gold									
Forward contracts	koz	78	92	36	20	10	—	—	**236**
	R'000/kg	1 422	1 561	1 669	1 735	1 792	—	—	**1 556**
Dollar gold									
Forward contracts	koz	9	13	6	6	1	—	—	**35**
	$/oz	2 321	2 531	2 631	2 765	2 760	—	—	**2 541**
Rand gold	koz	20	100	108	100	82	62	12	**484**
Collars	Floor R'000/kg	1 601	1 706	1 694	1 770	1 923	2 145	2 296	**1 820**
	Cap R'000/kg	1 834	1 940	1 929	2 005	2 179	2 408	2 553	**2 062**
Dollar gold	koz	6	18	15	12	14	9	1	**75**
Collars	Floor US$/oz	2 601	2 817	2 669	2 778	2 997	3 348	3 543	**2 881**
	Cap US$/oz	2 909	3 145	3 003	3 093	3 326	3 761	3 893	**3 207**
Total gold	koz	**113**	**223**	**165**	**138**	**107**	**71**	**13**	**830**
Currency hedges									
Rand dollar									
Zero cost collars	$m	60	74	28	4	—	—	—	**166**
	Floor R/$	18.55	18.58	18.73	19.09	—	—	—	**18.61**
	Cap R/$	20.55	20.58	20.74	21.10	—	—	—	**20.61**
Forward contracts	$m	21	11	—	—	—	—	—	**32**
	R/$	20.03	20.15	—	—	—	—	—	**20.07**
Total rand dollar	$m	**81**	**85**	**28**	**4**	**—**	**—**	**—**	**198**
Dollar silver									
Zero cost collars	koz	330	660	660	600	90.00	—	—	**2 340**
	Floor $/oz	28.61	30.15	32.16	35.83	39.19	—	—	**32.30**
	Cap $/oz	31.74	33.52	36.45	40.58	**43.97**	—	—	**36.31**

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 6

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 7 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled/tailings processed t'000 Sep-25 207 257 201 121 211 108 118 130 116 1 469 Jun-25 195 241 174 130 186 92 86 116 107 1 327 Yield g/tonne Sep-25 7.25 10.54 4.13 6.15 3.27 3.48 3.48 7.89 3.34 5.91 Jun-25 7.67 11.96 4.02 6.01 3.19 4.12 3.59 7.33 2.84 6.25 Gold produced kg Sep-25 1 501 2 710 830 744 691 376 411 1 026 388 8 677 Jun-25 1 495 2 883 700 781 593 379 309 850 304 8 294 Gold sold kg Sep-25 1 460 2 705 798 715 662 362 349 1 024 373 8 448 Jun-25 1 483 2 816 675 753 594 365 313 831 293 8 123 Gold price received R/kg Sep-25 1 806 903 1 821 311 1 816 378 1 809 269 1 816 068 1 814 923 1 796 418 1 821 238 1 817 040 1 815 425 Jun-25 1 759 465 1 757 461 1 749 640 1 749 980 1 764 487 1 750 877 1 765 687 1 756 544 1 749 044 1 756 621 Gold revenue R'000 Sep-25 2 638 078 4 926 646 1 449 470 1 293 627 1 202 237 657 002 626 950 1 864 948 677 756 15 336 714 Jun-25 2 609 286 4 949 009 1 181 007 1 317 735 1 048 105 639 070 552 660 1 459 688 512 470 14 269 030 Cash operating cost (net of by-product credits) R'000 Sep-25 1 582 728 2 101 792 918 142 845 265 854 346 520 496 693 378 1 145 302 569 738 9 231 187 Jun-25 1 369 251 1 953 863 799 331 782 941 816 491 477 659 614 057 1 003 854 502 392 8 319 839 Inventory movement R'000 Sep-25 (109 050) (12 857) (63 386) (40 040) (37 584) (22 042) (115 495) (16 661) (32 156) (449 271) Jun-25 68 091 (50 577) (26 837) (35 587) 144 382 (20 870) 7 438 2 870 (10 672) 78 238 Operating costs R'000 Sep-25 1 473 678 2 088 935 854 756 805 225 816 762 498 454 577 883 1 128 641 537 582 8 781 916 Jun-25 1 437 342 1 903 286 772 494 747 354 960 873 456 789 621 495 1 006 724 491 720 8 398 077 Production profit/(loss) R'000 Sep-25 1 164 400 2 837 711 594 714 488 402 385 475 158 548 49 067 736 307 140 174 6 554 798 Jun-25 1 171 944 3 045 723 408 513 570 381 87 232 182 281 (68 835) 452 964 20 750 5 870 953 Sustaining capital expenditure R'000 Sep-25 85 405 213 345 137 166 94 136 130 779 59 623 80 845 75 196 20 385 896 880 Jun-25 147 702 276 724 186 055 129 859 174 560 73 166 134 240 123 026 42 719 1 288 051 Major capital expenditure (incl. renewables) R'000 Sep-25 408 383 354 382 26 577 36 872 92 862 — 6 — — 919 082 Jun-25 705 552 273 389 46 271 40 413 102 552 (260) (13) — — 1 167 904 Capital expenditure R'000 Sep-25 493 788 567 727 163 743 131 008 223 641 59 623 80 851 75 196 20 385 1 815 962 Jun-25 853 254 550 113 232 326 170 272 277 112 72 906 134 227 123 026 42 719 2 455 955 Cash operating costs R/kg Sep-25 1 054 449 775 569 1 106 195 1 136 109 1 236 391 1 384 298 1 687 051 1 116 279 1 468 397 1 063 869 Jun-25 915 887 677 719 1 141 901 1 002 485 1 376 882 1 260 314 1 987 239 1 181 005 1 652 605 1 003 115 Cash operating costs R/tonne Sep-25 7 646 8 178 4 568 6 986 4 049 4 819 5 876 8 810 4 912 6 284 Jun-25 7 022 8 107 4 594 6 023 4 390 5 192 7 140 8 654 4 695 6 270 Cash operating cost and Capital R/kg Sep-25 1 383 422 985 062 1 303 476 1 312 195 1 560 039 1 542 870 1 883 769 1 189 569 1 520 936 1 273 153 Jun-25 1 486 625 868 531 1 473 796 1 220 503 1 844 187 1 452 678 2 421 631 1 325 741 1 793 128 1 299 228 All-in sustaining cost R/kg Sep-25 1 115 635 891 329 1 291 699 1 316 848 1 481 974 1 603 067 1 962 385 1 217 684 1 544 711 1 193 363 Jun-25 1 105 346 798 608 1 464 297 1 199 983 1 953 295 1 500 833 2 493 238 1 402 614 1 759 568 1 224 876 Adjusted free cash flow margin¹ % Sep-25 21% 46% 25% 25% 10% 12% (23)% 35% 13% 28% Jun-25 15% 49% 13% 28% (4)% 14% (35)% 23% (6)% 24% OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 8 Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Sep-25 6 787 1 268 988 977 761 397 11 178 12 647 918 13 565 Jun-25 6 188 1 101 957 864 852 350 10 312 11 639 920 12 559 Yield g/tonne Sep-25 0.117 0.169 0.177 0.153 0.363 0.87 0.17 0.84 1.63 0.89 Jun-25 0.119 0.184 0.185 0.149 0.327 0.89 0.18 0.87 1.42 0.91 Gold produced kg Sep-25 793 214 175 149 276 345 1 952 10 629 1 499 12 128 Jun-25 737 203 177 129 279 310 1 835 10 129 1 307 11 436 Gold sold kg Sep-25 738 217 169 139 285 378 1 926 10 374 1 553 11 927 Jun-25 773 210 177 128 262 277 1 827 9 950 1 292 11 242 Gold price received R/kg Sep-25 1 798 079 1 966 742 1 820 101 1 793 727 1 840 319 1 827 167 1 830 659 1 818 254 1 820 220 1 818 510 Jun-25 1 769 973 1 934 605 1 758 299 1 767 039 1 746 412 1 750 722 1 781 262 1 761 145 1 775 011 1 762 739 Gold revenue R'000 Sep-25 1 326 982 426 783 307 597 249 328 524 491 690 669 3 525 850 18 862 564 2 826 801 21 689 365 Jun-25 1 368 189 406 267 311 219 226 181 457 560 484 950 3 254 366 17 523 396 2 293 314 19 816 710 Cash operating cost (net of by-product credits) R'000 Sep-25 677 539 154 595 101 819 115 615 323 937 328 376 1 701 881 10 933 068 327 043 11 260 111 Jun-25 599 805 135 345 87 721 100 216 325 367 292 237 1 540 691 9 860 530 593 969 10 454 499 Inventory movement R'000 Sep-25 (62 283) 653 (4 174) (8 336) 2 417 33 792 (37 931) (487 202) 146 035 (341 167) Jun-25 24 753 1 520 666 (275) 7 739 (31 726) 2 677 80 915 18 889 99 804 Operating costs R'000 Sep-25 615 256 155 248 97 645 107 279 326 354 362 168 1 663 950 10 445 866 473 078 10 918 944 Jun-25 624 558 136 865 88 387 99 941 333 106 260 511 1 543 368 9 941 445 612 858 10 554 303 Production profit/(loss) R'000 Sep-25 711 726 271 535 209 952 142 049 198 137 328 501 1 861 900 8 416 698 2 353 723 10 770 421 Jun-25 743 631 269 402 222 832 126 240 124 454 224 439 1 710 998 7 581 951 1 680 456 9 262 407 Sustaining capital expenditure R'000 Sep-25 6 857 35 255 15 810 17 269 426 137 308 212 925 1 109 805 518 841 1 628 646 Jun-25 25 566 29 090 5 652 21 992 — 58 901 141 201 1 429 252 343 273 1 772 525 Major capital expenditure (incl. renewables) R'000 Sep-25 213 891 — — — — — 213 891 1 132 973 111 522 1 244 495 Jun-25 327 371 — — — — — 327 371 1 495 275 104 543 1 599 818 Capital expenditure R'000 Sep-25 220 748 35 255 15 810 17 269 426 137 308 426 816 2 242 778 630 363 2 873 141 Jun-25 352 937 29 090 5 652 21 992 — 58 901 468 572 2 924 527 447 816 3 372 343 Cash operating costs R/kg Sep-25 854 400 722 407 581 823 775 940 1 173 685 951 814 871 865 1 028 607 218 174 928 439 Jun-25 813 847 666 724 495 599 776 868 1 166 190 942 700 839 614 973 495 454 452 914 174 Cash operating costs R/tonne Sep-25 100 122 103 118 426 827 152 864 356 830 Jun-25 97 123 92 116 382 835 149 847 646 832 Cash operating cost and Capital R/kg Sep-25 1 132 770 887 150 672 166 891 839 1 175 228 1 349 809 1 090 521 1 239 613 638 696 1 165 341 Jun-25 1 292 730 810 025 527 531 947 349 1 166 190 1 132 703 1 094 966 1 262 223 797 081 1 209 063 All-in sustaining cost R/kg Sep-25 895 229 882 497 672 651 896 029 1 146 596 1 358 917 1 002 522 1 157 482 773 566 1 107 486 Jun-25 883 011 795 625 532 554 952 602 1 271 397 1 190 287 946 174 1 173 709 850 211 1 136 531 Adjusted free cash flow margin¹ % Sep-25 32% 56% 62% 47% 38% 35% 40% 30% 59% n/a Jun-25 30% 60% 70% 46% 29% 22% 37% 27% 47% n/a 1Excludes run of mine costs for Kalgold (Sep-25 : R18.687m, Jun-25 : -R25.532m) and Hidden Valley (Sep-25 : -R208.138m, Jun-25 : -R184.038m). OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 9 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled/tailings processed t'000 Sep-25 207 257 201 121 211 108 118 130 116 1 469 Sep-24 212 280 190 119 200 122 135 159 127 1 544 Yield g/tonne Sep-25 7.25 10.54 4.13 6.15 3.27 3.48 3.48 7.89 3.34 5.91 Sep-24 8.84 10.70 4.19 5.74 4.33 4.64 3.48 6.51 3.71 6.32 Gold produced kg Sep-25 1 501 2 710 830 744 691 376 411 1 026 388 8 677 Sep-24 1 875 2 997 796 683 866 566 470 1 035 471 9 759 Gold sold kg Sep-25 1 460 2 705 798 715 662 362 349 1 024 373 8 448 Sep-24 1 903 3 003 819 702 870 583 473 1 037 485 9 875 Gold price received R/kg Sep-25 1 806 903 1 821 311 1 816 378 1 809 269 1 816 068 1 814 923 1 796 418 1 821 238 1 817 040 1 815 425 Sep-24 1 379 318 1 380 777 1 382 339 1 381 254 1 375 347 1 380 823 1 377 404 1 379 443 1 380 126 1 379 850 Gold revenue1 R'000 Sep-25 2 638 078 4 926 646 1 449 470 1 293 627 1 202 237 657 002 626 950 1 864 948 677 756 15 336 714 Sep-24 2 624 843 4 146 474 1 132 136 969 640 1 196 552 805 020 651 512 1 430 482 669 361 13 626 020 Cash operating cost (net of by-product credits) R'000 Sep-25 1 582 728 2 101 792 918 142 845 265 854 346 520 496 693 378 1 145 302 569 738 9 231 187 Sep-24 1 419 744 1 910 298 832 078 780 530 807 067 515 000 673 700 1 073 953 548 893 8 561 263 Inventory movement R'000 Sep-25 (109 050) (12 857) (63 386) (40 040) (37 584) (22 042) (115 495) (16 661) (32 156) (449 271) Sep-24 (16 132) (4 753) 11 916 17 209 (23 214) 679 (10 970) 15 970 8 262 (1 033) Operating costs R'000 Sep-25 1 473 678 2 088 935 854 756 805 225 816 762 498 454 577 883 1 128 641 537 582 8 781 916 Sep-24 1 403 612 1 905 545 843 994 797 739 783 853 515 679 662 730 1 089 923 557 155 8 560 230 Production profit/(loss) R'000 Sep-25 1 164 400 2 837 711 594 714 488 402 385 475 158 548 49 067 736 307 140 174 6 554 798 Sep-24 1 221 231 2 240 929 288 142 171 901 412 699 289 341 (11 218) 340 559 112 206 5 065 790 Sustaining capital expenditure R'000 Sep-25 85 405 213 345 137 166 94 136 130 779 59 623 80 845 75 196 20 385 896 880 Sep-24 91 022 260 394 125 899 93 899 125 432 75 234 125 670 76 966 13 745 988 261 Major capital expenditure (incl. renewables) R'000 Sep-25 408 383 354 382 26 577 36 872 92 862 — 6 — — 919 082 Sep-24 227 166 133 906 25 088 39 410 48 013 — 5 — — 473 588 Capital expenditure R'000 Sep-25 493 788 567 727 163 743 131 008 223 641 59 623 80 851 75 196 20 385 1 815 962 Sep-24 318 188 394 300 150 987 133 309 173 445 75 234 125 675 76 966 13 745 1 461 849 Cash operating costs R/kg Sep-25 1 054 449 775 569 1 106 195 1 136 109 1 236 391 1 384 298 1 687 051 1 116 279 1 468 397 1 063 869 Sep-24 757 197 637 403 1 045 324 1 142 796 931 948 909 894 1 433 404 1 037 636 1 165 378 877 268 Cash operating costs R/tonne Sep-25 7 646 8 178 4 568 6 986 4 049 4 819 5 876 8 810 4 912 6 284 Sep-24 6 697 6 822 4 379 6 559 4 035 4 221 4 990 6 754 4 322 5 545 Cash operating cost and Capital R/kg Sep-25 1 383 422 985 062 1 303 476 1 312 195 1 560 039 1 542 870 1 883 769 1 189 569 1 520 936 1 273 153 Sep-24 926 897 768 968 1 235 006 1 337 978 1 132 231 1 042 816 1 700 798 1 111 999 1 194 561 1 027 063 All-in sustaining cost R/kg Sep-25 1 115 635 891 329 1 291 699 1 316 848 1 481 974 1 603 067 1 962 385 1 217 684 1 544 711 1 193 363 Sep-24 822 716 752 470 1 224 995 1 320 009 1 080 758 1 062 826 1 739 078 1 173 334 1 254 207 1 008 883 Adjusted free cash flow margin2 % Sep-25 21% 46% 25% 25% 10% 12% (23)% 35% 13% 28% Sep-24 34% 44% 13% 6% 18% 27% (23)% 20% 16% 26% OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 10 OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) continued Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Sep-25 6 787 1 268 988 977 761 397 11 178 12 647 918 13 565 Sep-24 5 964 1 582 1 017 992 923 373 10 851 12 395 971 13 366 Yield g/tonne Sep-25 0.117 0.169 0.177 0.153 0.363 0.87 0.17 0.84 1.63 0.89 Sep-24 0.147 0.154 0.155 0.161 0.432 0.88 0.20 0.96 1.24 0.98 Gold produced kg Sep-25 793 214 175 149 276 345 1 952 10 629 1 499 12 128 Sep-24 878 243 158 160 399 330 2 168 11 927 1 204 13 131 Gold sold kg Sep-25 738 217 169 139 285 378 1 926 10 374 1 553 11 927 Sep-24 886 248 159 152 398 325 2 168 12 043 1 222 13 265 Gold price received R/kg Sep-25 1 798 079 1 966 742 1 820 101 1 793 727 1 840 319 1 827 167 1 830 659 1 818 254 1 820 220 1 818 510 Sep-24 1 081 756 1 432 484 1 377 377 1 374 414 1 377 485 1 377 102 1 262 640 1 358 750 1 382 893 1 360 974 Gold revenue1 R'000 Sep-25 1 326 982 426 783 307 597 249 328 524 491 690 669 3 525 850 18 862 564 2 826 801 21 689 365 Sep-24 1 030 206 355 256 219 003 208 911 548 239 447 558 2 809 173 16 435 193 1 689 895 18 125 088 Cash operating cost (net of by-product credits) R'000 Sep-25 677 539 154 595 101 819 115 615 323 937 328 376 1 701 881 10 933 068 327 043 11 260 111 Sep-24 566 419 152 823 106 714 104 858 359 539 272 773 1 563 126 10 124 389 548 638 10 673 027 Inventory movement R'000 Sep-25 (62 283) 653 (4 174) (8 336) 2 417 33 792 (37 931) (487 202) 146 035 (341 167) Sep-24 (4 590) 646 (498) (5 222) (2 042) (1 845) (13 551) (14 584) 43 903 29 319 Operating costs R'000 Sep-25 615 256 155 248 97 645 107 279 326 354 362 168 1 663 950 10 445 866 473 078 10 918 944 Sep-24 561 829 153 469 106 216 99 636 357 497 270 928 1 549 575 10 109 805 592 541 10 702 346 Production profit/(loss) R'000 Sep-25 711 726 271 535 209 952 142 049 198 137 328 501 1 861 900 8 416 698 2 353 723 10 770 421 Sep-24 468 377 201 787 112 787 109 275 190 742 176 630 1 259 598 6 325 388 1 097 354 7 422 742 Sustaining capital expenditure R'000 Sep-25 6 857 35 255 15 810 17 269 426 137 308 212 925 1 109 805 518 841 1 628 646 Sep-24 18 959 969 486 11 398 81 55 034 86 927 1 075 188 342 345 1 417 533 Major capital expenditure (incl. renewables) R'000 Sep-25 213 891 — — — — — 213 891 1 132 973 111 522 1 244 495 Sep-24 265 630 — — — — — 265 630 739 218 34 176 773 394 Capital expenditure R'000 Sep-25 220 748 35 255 15 810 17 269 426 137 308 426 816 2 242 778 630 363 2 873 141 Sep-24 284 589 969 486 11 398 81 55 034 352 557 1 814 406 376 521 2 190 927 Cash operating costs R/kg Sep-25 854 400 722 407 581 823 775 940 1 173 685 951 814 871 865 1 028 607 218 174 928 439 Sep-24 645 124 628 901 675 405 655 363 901 100 826 585 720 999 848 863 455 679 812 811 Cash operating costs R/tonne Sep-25 100 122 103 118 426 827 152 864 356 830 Sep-24 95 97 105 106 390 731 144 817 565 799 Cash operating cost and Capital R/kg Sep-25 1 132 770 887 150 672 166 891 839 1 175 228 1 349 809 1 090 521 1 239 613 638 696 1 165 341 Sep-24 969 257 632 889 678 481 726 600 901 303 993 355 883 618 1 000 989 768 404 979 663 All-in sustaining cost R/kg Sep-25 895 229 882 497 672 651 896 029 1 146 596 1 358 917 1 002 522 1 157 482 773 566 1 107 486 Sep-24 705 609 632 623 676 400 730 487 898 437 1 046 345 783 340 967 876 918 309 963 310 Adjusted free cash flow margin2 % Sep-25 32% 56% 62% 47% 38% 35% 40% 30% 59% n/a Sep-24 11% 57% 51% 44% 34% 23% 29% 27% 46% n/a ¹Includes a non-cash consideration to Franco-Nevada (Sep-25:R0m, Sep-24:R71.770m) under Mine Waste Solutions, excluded from the gold price calculation. ²Excludes run of mine costs for Kalgold (Sep-25 : R18.687m, Sep-24 : -R16.028m) and Hidden Valley (Sep-25 : -R208.138m, Sep-24 : R5.860m).

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 11 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled/tailings processed t'000 Sep-25 228 283 222 133 233 119 130 143 128 1 619 Jun-25 215 266 192 143 205 101 95 128 118 1 463 Yield oz/ton Sep-25 0.212 0.308 0.120 0.180 0.095 0.102 0.102 0.231 0.097 0.172 Jun-25 0.224 0.348 0.117 0.176 0.093 0.121 0.105 0.214 0.083 0.182 Gold produced oz Sep-25 48 258 87 128 26 685 23 920 22 216 12 089 13 214 32 987 12 474 278 971 Jun-25 48 065 92 690 22 505 25 110 19 065 12 185 9 935 27 328 9 774 266 657 Gold sold oz Sep-25 46 940 86 968 25 656 22 988 21 284 11 639 11 221 32 922 11 992 271 610 Jun-25 47 679 90 536 21 702 24 209 19 098 11 735 10 063 26 717 9 420 261 159 Gold price received $/oz Sep-25 3 188 3 214 3 205 3 192 3 204 3 202 3 170 3 214 3 206 3 203 Jun-25 2 994 2 990 2 977 2 978 3 002 2 979 3 004 2 989 2 976 2 989 Gold revenue $'000 Sep-25 149 660 279 491 82 229 73 388 68 204 37 272 35 567 105 799 38 449 870 059 Jun-25 142 734 270 723 64 604 72 083 57 334 34 959 30 232 79 849 28 033 780 551 Cash operating cost (net of by-product credits) $'000 Sep-25 89 789 119 236 52 087 47 952 48 467 29 528 39 335 64 973 32 321 523 688 Jun-25 74 901 106 881 43 725 42 829 44 664 26 129 33 591 54 914 27 482 455 116 Inventory movement $'000 Sep-25 (6 186) (729) (3 596) (2 271) (2 132) (1 250) (6 552) (945) (1 824) (25 485) Jun-25 3 725 (2 767) (1 468) (1 947) 7 898 (1 142) 407 157 (584) 4 279 Operating costs $'000 Sep-25 83 603 118 507 48 491 45 681 46 335 28 278 32 783 64 028 30 497 498 203 Jun-25 78 626 104 114 42 257 40 882 52 562 24 987 33 998 55 071 26 898 459 395 Production profit/(loss) $'000 Sep-25 66 057 160 984 33 738 27 707 21 869 8 994 2 784 41 771 7 952 371 856 Jun-25 64 108 166 609 22 347 31 201 4 772 9 972 (3 766) 24 778 1 135 321 156 Sustaining capital expenditure $'000 Sep-25 4 844 12 103 7 781 5 340 7 419 3 382 4 587 4 266 1 157 50 879 Jun-25 8 080 15 138 10 177 7 104 9 549 4 001 7 343 6 729 2 337 70 458 Major capital expenditure (incl. renewables) $'000 Sep-25 23 168 20 104 1 508 2 092 5 268 — — — — 52 140 Jun-25 38 595 14 955 2 531 2 211 5 610 (14) (1) — — 63 887 Capital expenditure $'000 Sep-25 28 012 32 207 9 289 7 432 12 687 3 382 4 587 4 266 1 157 103 019 Jun-25 46 675 30 093 12 708 9 315 15 159 3 987 7 342 6 729 2 337 134 345 Cash operating costs $/oz Sep-25 1 861 1 369 1 952 2 005 2 182 2 443 2 977 1 970 2 591 1 877 Jun-25 1 558 1 153 1 943 1 706 2 343 2 144 3 381 2 009 2 812 1 707 Cash operating costs $/t Sep-25 394 421 235 361 208 248 303 454 253 323 Jun-25 348 402 228 300 218 259 354 429 233 311 Cash operating cost and Capital $/oz Sep-25 2 441 1 738 2 300 2 315 2 753 2 722 3 324 2 099 2 684 2 246 Jun-25 2 529 1 478 2 508 2 077 3 138 2 472 4 120 2 256 3 051 2 211 All-in sustaining cost $/oz Sep-25 1 969 1 573 2 279 2 324 2 615 2 829 3 463 2 149 2 726 2 106 Jun-25 1 881 1 359 2 491 2 042 3 323 2 554 4 242 2 386 2 994 2 084 Adjusted free cash flow margin¹ % Sep-25 21% 46% 25% 25% 10% 12% (23)% 35% 13% 28% Jun-25 15% 49% 13% 28% (4)% 14% (35)% 23% (6)% 24% OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 12 OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Sep-25 7 484 1 398 1 089 1 077 839 438 12 325 13 944 1 012 14 956 Jun-25 6 824 1 214 1 055 953 940 386 11 372 12 835 1 015 13 850 Yield oz/ton Sep-25 0.003 0.005 0.005 0.004 0.011 0.025 0.005 0.025 0.048 0.026 Jun-25 0.003 0.005 0.005 0.004 0.010 0.026 0.005 0.025 0.041 0.027 Gold produced oz Sep-25 25 496 6 880 5 626 4 790 8 874 11 092 62 758 341 729 48 194 389 923 Jun-25 23 695 6 527 5 691 4 147 8 970 9 967 58 997 325 654 42 021 367 675 Gold sold oz Sep-25 23 727 6 977 5 433 4 469 9 163 12 153 61 922 333 532 49 930 383 462 Jun-25 24 852 6 752 5 691 4 115 8 423 8 906 58 739 319 898 41 539 361 437 Gold price received $/oz Sep-25 3 173 3 470 3 212 3 165 3 247 3 224 3 230 3 208 3 212 3 209 Jun-25 3 012 3 291 2 991 3 007 2 972 2 979 3 031 2 996 3 020 2 999 Gold revenue $'000 Sep-25 75 280 24 212 17 450 14 145 29 755 39 182 200 024 1 070 083 160 366 1 230 449 Jun-25 74 843 22 224 17 024 12 373 25 030 26 528 178 022 958 573 125 450 1 084 023 Cash operating cost (net of by-product credits) $'000 Sep-25 38 437 8 770 5 776 6 559 18 377 18 629 96 548 620 236 18 554 638 790 Jun-25 32 810 7 404 4 799 5 482 17 799 15 985 84 279 539 395 32 492 571 887 Inventory movement $'000 Sep-25 (3 533) 37 (237) (473) 137 1 917 (2 152) (27 637) 8 285 (19 352) Jun-25 1 354 83 36 (15) 423 (1 735) 146 4 425 1 033 5 458 Operating costs $'000 Sep-25 34 904 8 807 5 539 6 086 18 514 20 546 94 396 592 599 26 839 619 438 Jun-25 34 164 7 487 4 835 5 467 18 222 14 250 84 425 543 820 33 525 577 345 Production profit/(loss) $'000 Sep-25 40 376 15 405 11 911 8 059 11 241 18 636 105 628 477 484 133 527 611 011 Jun-25 40 679 14 737 12 189 6 906 6 808 12 278 93 597 414 753 91 925 506 678 Sustaining capital expenditure $'000 Sep-25 389 2 000 896 980 24 7 790 12 079 62 958 29 434 92 392 Jun-25 1 398 1 591 310 1 203 — 3 222 7 724 78 182 18 778 96 960 Major capital expenditure (incl. renewables) $'000 Sep-25 12 134 — — — — — 12 134 64 274 6 327 70 601 Jun-25 17 908 — — — — — 17 908 81 795 5 719 87 514 Capital expenditure $'000 Sep-25 12 523 2 000 896 980 24 7 790 24 213 127 232 35 761 162 993 Jun-25 19 306 1 591 310 1 203 — 3 222 25 632 159 977 24 497 184 474 Cash operating costs $/oz Sep-25 1 508 1 275 1 027 1 369 2 071 1 679 1 538 1 815 385 1 638 Jun-25 1 385 1 134 843 1 322 1 984 1 604 1 429 1 656 773 1 555 Cash operating costs $/t Sep-25 5 6 5 6 22 43 8 44 18 43 Jun-25 5 6 5 6 19 41 7 42 32 41 Cash operating cost and Capital $/oz Sep-25 1 999 1 565 1 186 1 574 2 074 2 382 1 924 2 187 1 127 2 056 Jun-25 2 199 1 378 898 1 612 1 984 1 927 1 863 2 148 1 356 2 057 All-in sustaining cost $/oz Sep-25 1 580 1 557 1 187 1 581 2 023 2 398 1 769 2 042 1 365 1 954 Jun-25 1 502 1 354 906 1 621 2 163 2 025 1 610 1 997 1 439 1 934 Adjusted free cash flow margin¹ % Sep-25 32% 56% 62% 47% 38% 35% 40% 30% 59% n/a Jun-25 30% 60% 70% 46% 29% 22% 37% 27% 47% n/a 1Excludes run of mine costs for Kalgold (Sep-25 : US$1.060m, Jun-25 : -US$1.397m) and Hidden Valley (Sep-25 : -US$11.808m, Jun-25 : -US$10.067m). Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 13 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled/tailings processed t'000 Sep-25 228 283 222 133 233 119 130 143 128 1 619 Sep-24 234 309 210 131 221 135 149 175 140 1 704 Yield oz/ton Sep-25 0.212 0.308 0.120 0.180 0.095 0.102 0.102 0.231 0.097 0.172 Sep-24 0.258 0.312 0.122 0.168 0.126 0.135 0.101 0.190 0.108 0.184 Gold produced oz Sep-25 48 258 87 128 26 685 23 920 22 216 12 089 13 214 32 987 12 474 278 971 Sep-24 60 283 96 356 25 592 21 959 27 843 18 197 15 111 33 276 15 143 313 760 Gold sold oz Sep-25 46 940 86 968 25 656 22 988 21 284 11 639 11 221 32 922 11 992 271 610 Sep-24 61 183 96 549 26 331 22 570 27 971 18 744 15 207 33 340 15 593 317 488 Gold price received $/oz Sep-25 3 188 3 214 3 205 3 192 3 204 3 202 3 170 3 214 3 206 3 203 Sep-24 2 388 2 390 2 393 2 391 2 381 2 390 2 384 2 388 2 389 2 388 Gold revenue1 $'000 Sep-25 149 660 279 491 82 229 73 388 68 204 37 272 35 567 105 799 38 449 870 059 Sep-24 146 079 230 761 63 006 53 963 66 591 44 801 36 258 79 610 37 251 758 320 Cash operating cost (net of by-product credits) $'000 Sep-25 89 789 119 236 52 087 47 952 48 467 29 528 39 335 64 973 32 321 523 688 Sep-24 79 012 106 312 46 307 43 439 44 915 28 661 37 493 59 768 30 548 476 455 Inventory movement $'000 Sep-25 (6 186) (729) (3 596) (2 271) (2 132) (1 250) (6 552) (945) (1 824) (25 485) Sep-24 (898) (265) 663 958 (1 292) 38 (611) 889 460 (58) Operating costs $'000 Sep-25 83 603 118 507 48 491 45 681 46 335 28 278 32 783 64 028 30 497 498 203 Sep-24 78 114 106 047 46 970 44 397 43 623 28 699 36 882 60 657 31 008 476 397 Production profit/(loss) $'000 Sep-25 66 057 160 984 33 738 27 707 21 869 8 994 2 784 41 771 7 952 371 856 Sep-24 67 965 124 714 16 036 9 566 22 968 16 102 (624) 18 953 6 243 281 923 Sustaining capital expenditure $'000 Sep-25 4 844 12 103 7 781 5 340 7 419 3 382 4 587 4 266 1 157 50 879 Sep-24 5 066 14 490 7 006 5 225 6 980 4 188 6 993 4 283 765 54 996 Major capital expenditure (incl. renewables) $'000 Sep-25 23 168 20 104 1 508 2 092 5 268 — — — — 52 140 Sep-24 12 642 7 452 1 396 2 193 2 672 — — — — 26 355 Capital expenditure $'000 Sep-25 28 012 32 207 9 289 7 432 12 687 3 382 4 587 4 266 1 157 103 019 Sep-24 17 708 21 942 8 402 7 418 9 652 4 188 6 993 4 283 765 81 351 Cash operating costs $/oz Sep-25 1 861 1 369 1 952 2 005 2 182 2 443 2 977 1 970 2 591 1 877 Sep-24 1 311 1 103 1 809 1 978 1 613 1 575 2 481 1 796 2 017 1 519 Cash operating costs $/t Sep-25 394 421 235 361 208 248 303 454 253 323 Sep-24 338 344 221 332 203 212 252 342 218 280 Cash operating cost and Capital $/oz Sep-25 2 441 1 738 2 300 2 315 2 753 2 722 3 324 2 099 2 684 2 246 Sep-24 1 604 1 331 2 138 2 316 1 960 1 805 2 944 1 925 2 068 1 778 All-in sustaining cost $/oz Sep-25 1 969 1 573 2 279 2 324 2 615 2 829 3 463 2 149 2 726 2 106 Sep-24 1 424 1 303 2 120 2 285 1 871 1 840 3 010 2 031 2 171 1 746 Adjusted free cash flow margin2 % Sep-25 21% 46% 25% 25% 10% 12% (23)% 35% 13% 28% Sep-24 34% 44% 13% 6% 18% 27% (23)% 20% 16% 26% OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL) Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 14 Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Sep-25 7 484 1 398 1 089 1 077 839 438 12 325 13 944 1 012 14 956 Sep-24 6 577 1 745 1 121 1 094 1 018 411 11 966 13 670 1 071 14 741 Yield oz/ton Sep-25 0.003 0.005 0.005 0.004 0.011 0.025 0.005 0.025 0.048 0.026 Sep-24 0.004 0.004 0.005 0.005 0.013 0.026 0.006 0.028 0.036 0.029 Gold produced oz Sep-25 25 496 6 880 5 626 4 790 8 874 11 092 62 758 341 729 48 194 389 923 Sep-24 28 228 7 813 5 080 5 144 12 828 10 610 69 703 383 463 38 709 422 172 Gold sold oz Sep-25 23 727 6 977 5 433 4 469 9 163 12 153 61 922 333 532 49 930 383 462 Sep-24 28 486 7 973 5 112 4 887 12 796 10 449 69 703 387 191 39 288 426 479 Gold price received $/oz Sep-25 3 173 3 470 3 212 3 165 3 247 3 224 3 230 3 208 3 212 3 209 Sep-24 1 872 2 480 2 384 2 379 2 384 2 384 2 186 2 352 2 394 2 356 Gold revenue1 $'000 Sep-25 75 280 24 212 17 450 14 145 29 755 39 182 200 024 1 070 083 160 366 1 230 449 Sep-24 57 333 19 771 12 188 11 626 30 511 24 908 156 337 914 657 94 047 1 008 704 Cash operating cost (net of by-product credits) $'000 Sep-25 38 437 8 770 5 776 6 559 18 377 18 629 96 548 620 236 18 554 638 790 Sep-24 31 522 8 505 5 939 5 835 20 009 15 180 86 990 563 445 30 532 593 977 Inventory movement $'000 Sep-25 (3 533) 37 (237) (473) 137 1 917 (2 152) (27 637) 8 285 (19 352) Sep-24 (255) 36 (28) (291) (114) (103) (755) (813) 2 443 1 630 Operating costs $'000 Sep-25 34 904 8 807 5 539 6 086 18 514 20 546 94 396 592 599 26 839 619 438 Sep-24 31 267 8 541 5 911 5 544 19 895 15 077 86 235 562 632 32 975 595 607 Production profit/(loss) $'000 Sep-25 40 376 15 405 11 911 8 059 11 241 18 636 105 628 477 484 133 527 611 011 Sep-24 26 066 11 230 6 277 6 082 10 616 9 831 70 102 352 025 61 072 413 097 Sustaining capital expenditure $'000 Sep-25 389 2 000 896 980 24 7 790 12 079 62 958 29 434 92 392 Sep-24 1 056 54 27 634 5 3 063 4 839 59 835 19 053 78 888 Major capital expenditure (incl. renewables) $'000 Sep-25 12 134 — — — — — 12 134 64 274 6 327 70 601 Sep-24 14 783 — — — — — 14 783 41 138 1 902 43 040 Capital expenditure $'000 Sep-25 12 523 2 000 896 980 24 7 790 24 213 127 232 35 761 162 993 Sep-24 15 839 54 27 634 5 3 063 19 622 100 973 20 955 121 928 Cash operating costs $/oz Sep-25 1 508 1 275 1 027 1 369 2 071 1 679 1 538 1 815 385 1 638 Sep-24 1 117 1 089 1 169 1 134 1 560 1 431 1 248 1 469 789 1 407 Cash operating costs $/t Sep-25 5 6 5 6 22 43 8 44 18 43 Sep-24 5 5 5 5 20 37 7 41 29 40 Cash operating cost and Capital $/oz Sep-25 1 999 1 565 1 186 1 574 2 074 2 382 1 924 2 187 1 127 2 056 Sep-24 1 678 1 095 1 174 1 258 1 560 1 719 1 530 1 733 1 330 1 696 All-in sustaining cost $/oz Sep-25 1 580 1 557 1 187 1 581 2 023 2 398 1 769 2 042 1 365 1 954 Sep-24 1 221 1 095 1 171 1 264 1 555 1 811 1 356 1 675 1 593 1 667 Adjusted free cash flow margin2 % Sep-25 32% 56% 62% 47% 38% 35% 40% 30% 59% n/a Sep-24 11% 57% 51% 44% 34% 23% 29% 27% 46% n/a ¹Includes a non-cash consideration to Franco-Nevada (Sep-25: US$0m, Sep-24: US$3.994m) under Mine Waste Solutions, excluded from the gold price calculation. ²Excludes run of mine costs for Kalgold (Sep-25 : US$1.060m, Sep-24 : -US$0.892m) and Hidden Valley (Sep-25 : -US$11.808m, Sep-24 : US$0.326m). OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL) continued

Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2025 15 HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) M Gule*^, FJ Lombard*^, Z Matlala*^, M Moshe*^, B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2025, are available on our website (www.harmony.co.za/invest). FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward- looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The Mineral Resource and Ore Reserve figures published in this booklet are updated as at 30 June 2025. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: November 12, 2025 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director